FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, 17 APRIL 2008, AT 13:00 HOURS

Pursuant to the provisions of Companies’ Act 2190/1920 (the Companies Act) and of law 2396/96 on dematerialized shares, and to Article 11 of the Bank’s Articles of Association and Board of Directors’ resolution dated 18 March 2008, the Shareholders of National Bank of Greece S.A., with registered office at Aiolou 86, Athens, Greece, are invited to the Bank’s Ordinary General Meeting to be held at 13:00 hours on Thursday, 17 April 2008 at Aiolou 93 (Megaro Mela), Athens.

AGENDA

1.                                      Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2007 (i.e. 1 January 2007 – 31 December 2007).

2.                                      Submission for approval of the annual financial statements for the financial year 2007 (i.e. 1 January 2007 – 31 December 2007). Profit appropriation.

3.                                      Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece and of National Management & Organization Co. S.A., which was absorbed by the Bank, from any liability for indemnity regarding the annual financial statements and management for the year 2007 (i.e. 1 January 2007 – 31 December 2007).

4.                                      Approval of the remuneration of the Board of Directors of the Bank and of the absorbed National Management & Organization Co. for the financial year 2007

(pursuant to Article 24, par. 2 of the Companies Act). Approval of the Chief Executive Officer’s and the Deputy Chief Executive Officer’s remunerations and determination of the remuneration of non-executive members of the Board of Directors until the Ordinary General Meeting of 2009.

5.                                      Approval of the members of the Board of Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Article 23, par. 1 of the Companies Act and Article 30, par. 1 of the Bank’s Articles of Association).

6.                                      Election of statutory and substitute Certified Auditors for the purposes of the audit of the Bank’s financial statements and the Group’s consolidated financial statements, and determination of their remuneration, for 2008.

7.                                      Amendment of the Bank’s Articles of Association and alignment thereof with the new provisions of the Companies Act (following law 3604/2007) and of law 3601/2007, i.e.: Amendment of Articles 3, 5, 6, 9, 10, 11, 15, 18, 22, 23, 24, 25, 27, 29, 30, 31, 32, 33, 36, 37, 38; completion, cancellation and renumbering of provisions and Articles and forming the Articles of Association into a single text.

8.                                      Approval of own shares buy-back programme in accordance with Article 16 of the Companies Act.

9.                                      Authorization of the Board of Directors to carry out bond issues for a 5-year period (as per law 3156/2003 Article 1 par. 2).

10.                                A share capital increase through the issue of new shares, to be carried out by the exercise of shareholders’ option to receive a portion of the dividend in shares instead of cash, pursuant to the resolution regarding dividend distribution adopted on the second item on the Agenda. Amendment to the relevant Article on Share Capital of the Bank’s Articles of Association to reflect the share capital increase.

11.                                Authorization of the Board of Directors to carry out share capital increases as per Article 13 of the Companies Act.

12.                                The Bank’s share capital increase up to euro 1.5 billion through the issuance of redeemable preferred shares as per Article 17b of the Companies Act, with abolition of the old shareholders’ preemptive right, along with the relevant authorizations.

13.                                Announcements and other approvals.

All of the Bank’s shareholders are entitled to participate in the General Meeting and to vote in person or by proxy. Each share entitles its holder to one vote. According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Ordinary General Meeting in person or by proxy are requested to proceed as follows:

1.                                      Shareholders of dematerialized shares not held in the Special Securities Account (SSA) with the Central Securities Depository S.A. (CSD) should have their shares blocked, in all or in part, via their Securities Account Operators and submit the relevant certificate, issued by the CSD and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Friday, 11 April 2008).

2.                                      Shareholders of dematerialized shares held in the SSA with the CSD should have their shares blocked, in all or in part, by written declaration to the CSD, and submit the relevant certificate issued and delivered to them by the CSD to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Friday, 11 April 2008).

Shareholders that are legal entities are further required to submit their legalization documents to the Bank within the same deadline as above by law, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

Similarly, shareholders who wish to participate in the General Meeting by proxy should deliver their proxy documents to the Bank by Friday, 11 April 2008.

For their convenience, Shareholders who wish to participate in the General Meeting may authorize the Bank to take all necessary steps to block their shares on their behalf. (Shareholders Department contact tel. nos. +30 210 334 3414/16/21/26/28/60/94, and fax nos. +30 210 334 3404/06/10).

Athens, 18 March 2008
By order of the Board of Directors
EFSTRATIOS-GEORGIOS (TAKIS) ARAPOGLOU
Chairman of the Board of Directors and
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date :	26th March, 2008

Chairman - Chief Executive Officer